Exhibit 77(e)(7)

Schedule A

with respect to the

AMENDED AND RESTATED SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT ADVISORS B.V.

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Emerging Countries Fund	0.42%
ING Global Equity Dividend Fund	0.20%
ING Global Opportunities Fund (formerly, ING Foreign Fund)	0.20% on the first $200 million; and 0.50% thereafter
ING Russia Fund	0.60%